Exhibit 99.1

Civeo to Acquire Noralta Lodge, a Premier Accommodations Provider in the Canadian Oil Sands Region

Solidifies Civeo’s position as the partner of choice for workforce accommodations across the Canadian oil sands region

●	Transaction strengthens Civeo’s workforce accommodations offering with multiple complementary locations and a large percentage of premium private rooms

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Acquisition would be accretive to operating cash flow, increase Civeo’s standalone operating cash flow by approximately 75% during the twelve month period ended September 30, 2017 and reduce Civeo’s 3Q17 leverage ratio from 4.4x standalone to 3.2x on a pro forma combined basis

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Noralta provides greater revenue visibility through contracts in place with two major investment grade oil sands producers with estimated, aggregate annual revenues of at least C$130 million during their terms

●	Noralta generated C$155 million, C$32 million and C$71 million of revenue, net income and EBITDA, respectively, during the twelve month period ended August 31, 2017

●	Expected annual synergies of C$10 million by 2019, primarily related to operational and corporate efficiencies

●	Civeo management team will be hosting an investor conference call this morning at 8:30am EST; to access the conference call and the accompanying presentation, please see details below

HOUSTON and EDMONTON, Alberta, November 27, 2017 – Civeo Corporation (“Civeo” or the “Company”) (NYSE: CVEO), one of the largest global providers of workforce accommodations, logistics and facility management services to the natural resource industry, and Noralta Lodge Ltd. (“Noralta”), a premier, Alberta-based provider of remote accommodations to the Canadian oil sands region, today announced the companies have entered into a definitive agreement for Civeo to acquire Noralta for a total consideration of approximately C$367 million (or US$289 million) on a cash-free, debt-free basis, subject to adjustments.

Bradley J. Dodson, Civeo’s President and Chief Executive Officer, stated, “Acquiring Noralta advances our strategy of expanding our core markets and the services we provide to customers who own their own rooms. This deal brings together two leading companies with unique strengths in the Canadian oil sands. It will enhance our catering and facilities management capabilities and will give us greater opportunities to optimize occupancy for our customers across more locations with wider accommodation options. This transaction combines the two companies' operational strengths, facilities and commitment to exceptional service, and strengthens our position as partner of choice for our customers. Importantly, it bolsters our dedication to sustainable economic development supporting the social and cultural identities of the First Nations in that region.”

Lance Torgerson, Noralta’s Founder and Chairman, said, “I’m excited about what this means for the combined company’s ability to provide a quality home away from home for our guests. When we founded Noralta in 1997, we did so seeking to be the first choice for quality accommodations across the region. Today’s announcement marks a significant milestone in achieving that goal by joining forces with an industry leader that shares our commitment to providing our guests with comfortable, healthy and safe living options over the full duration of their stays. The combined company will also be able to implement Civeo’s customer-facing technology into Noralta facilities. Underscoring this confidence in the strategy and direction of the combined business, Noralta’s shareholders will receive a meaningful amount of equity in Civeo.”

Corey Smith, Noralta’s President and Chief Executive Officer, noted, “This deal uniquely positions the combined company to deliver customer-facing, full-service lodging solutions through a network of leading First Nation and community partnerships. Sharing a commitment to the oil sands region, Noralta and Civeo bring complementary expertise together, creating an enhanced service offering that will effectively meet the evolving needs of our customer base.”

Strategic Rationale

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Strengthens Workforce Solutions Portfolio: Together, the combined company will better support the success of its customers over the life of their projects, as it provides innovative home-to-home workforce accommodation solutions across the Canadian oil sands region.

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Accelerates Strategic Priorities: The acquisition of Noralta furthers Civeo’s strategic objectives of servicing operator-owned accommodation facilities and enhancing the quality and scope of our service offerings, including investing in customer-facing technologies, and focusing on disciplined growth opportunities.

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Generates Significant Operating Cash Flow and Strengthens the Pro Forma Balance Sheet: In addition to stronger revenue visibility, the combined company would have generated approximately 75% more operating cash flow than Civeo on a standalone basis during the twelve month period ended September 30, 2017 and would reduce Civeo’s pro forma leverage, strengthening the Company’s balance sheet.

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Solidifies Operations-Focused Revenue: Noralta’s two largest contracts support operations-focused workforces that service large developed oil sands resources which will have ongoing room needs even beyond the contract terms already in place.

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Enhances First Nations Relationships: Noralta’s well established First Nations relationships further enhance Civeo’s profile as a leader in partnering with First Nations throughout Western Canada for the mutual benefit of those groups and the combined company.

Transaction Details

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Under the terms of the agreement, Civeo would acquire 100% of Noralta’s equity for approximately C$367 million (or US$289 million), on a cash-free, debt-free basis, subject to adjustment in accordance with the terms of the definitive agreement, comprising approximately:

o	C$210 million (or US$165 million) in cash;
o	32.8 million Civeo common shares (or US$69 million, valued at $2.10 per share) issued to Noralta’s equity holders; and
o	Non-voting convertible preferred equity issued to Noralta’s equity holders with a 2.0% dividend rate initially convertible into 29.3 million Civeo common shares.

●	The total transaction value noted above of C$367 million (or US$289 million) is based on an estimated fair market value of the consideration given to Noralta’s equity holders.

●	Civeo expects to fund the cash portion of the purchase price with cash on hand and borrowings under its existing revolving credit facility.

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Noralta’s equity holders would have the right to convert the preferred equity after two years from the closing of the transaction at a conversion price of US$3.30 per share, a 64% premium to Civeo’s closing price on November 24, 2017. Civeo may cause the conversion of the preferred equity at any time, provided that the volume weighted average price per common share is at least US$3.30. The preferred equity is subject to mandatory conversion into Civeo common shares at the end of the fifth year. Civeo may also elect to redeem any or all of the preferred equity at any time for cash in an amount equal to the liquidation value plus any accrued dividends, initially C$123 million (or US$97 million).

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The issuance of equity in the transaction is subject to Civeo shareholder approval. The transaction is subject to customary closing conditions, including the receipt of all required regulatory approvals pursuant to the Competition Act (Canada) and Investment Canada Act. The transaction is anticipated to close in the second quarter of 2018.

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The registration rights, lock-up and standstill agreement between Noralta’s equity holders and Civeo will restrict Noralta’s equity holders from selling any Civeo common shares for a period of 18 months from the closing date of the transaction. Further, the agreement requires Civeo to use commercially reasonable efforts to file a shelf registration statement with the SEC, under which Noralta’s equity holders will be allowed to sell Civeo common shares following the 18-month lock-up period, limited on a quarterly basis to no more than 10% of the fully diluted (both common and as-converted preferred shares) Civeo common shares issued to Noralta’s equity holders in the transaction. Noralta’s equity holders also will be subject to customary standstill restrictions and a voting restriction limiting voting rights of common shares held in excess of 15% of the outstanding Civeo common shares.

●	Upon closing of the transaction, Noralta’s equity holders would be granted the right to nominate one mutually agreed upon director to Civeo’s board of directors, expanding the board to eight members.

(EBITDA is a non-GAAP financial measure that is defined as net income plus interest, taxes, depreciation and amortization. Please see the reconciliations to GAAP measures at the end of this news release.)

Advisor Information

Lazard Ltd. is serving as Civeo’s exclusive financial advisor while Gibson, Dunn & Crutcher LLP and Bennett Jones LLP are serving as legal advisors. Noralta is advised by Sequeira Partners and Dentons Canada LLP and Dentons US LLP are acting as legal advisors.

Conference Call and Investor Presentation Information

Civeo will host a conference call to discuss its acquisition of Noralta today at 8:30 a.m. eastern time. This call is being webcast and can be accessed at Civeo's website at www.civeo.com along with the accompanying presentation. Participants may also join the conference call by dialing (888) 394-8218 in the United States or (323) 794-2149 internationally and using the conference ID 4651478. A replay will be available by dialing (844) 512-2921 in the United States or (412) 317-6671 internationally and using the conference ID 4651478#.

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Contact Details

Civeo	Noralta

Frank C. Steininger Civeo Corporation Senior Vice President and Chief Financial Officer 713-510-2400	Corey Smith Noralta President & Chief Executive Officer 780-970-0015

Regan Nielsen Civeo Corporation Manager, Corporate Development and Investor Relations 713-510-2400 Jeffrey Spittel Marc Cunningham FTI Consulting 832-667-5140 713-353-5407	Blaire McCalla Noralta Manager, Marketing & Communications 780-995-5228

About Civeo Corporation

Civeo Corporation is a leading provider of workforce accommodations with prominent market positions in the Canadian oil sands and the Australian natural resource regions. Civeo offers comprehensive solutions for housing hundreds or thousands of workers with its long-term and temporary accommodations and provides catering, facility management, water systems and logistics services. Civeo currently owns a total of 19 lodges and villages in operation in Canada and Australia, with an aggregate of more than 23,000 rooms. Civeo is publicly traded under the symbol “CVEO” on the New York Stock Exchange. For more information, please visit Civeo's website at www.Civeo.com.

About Noralta

Noralta is a premier, Alberta-based provider of remote accommodations to the Canadian oil sands region. Through its full service open lodge accommodations, facilities management services, and turnkey solutions, Noralta offers unmatched hospitality for tens of thousands of workers in Western Canada’s energy sector. With eleven lodges comprised of over 5,700 owned rooms and 7,900 total rooms strategically located throughout Northern Alberta, Noralta has the capacity to house large workforces and the flexibility to meet their clients’ rapidly changing needs. Noralta leverages their expertise in planning, building, and managing lodges and their strategic partnerships to act as a valuable partner to their clients. For more information, please visit Noralta's website at www.Noraltalodge.com.

Forward Looking Statements

Statements included in this release regarding the proposed transaction; its benefits; increases in Civeo’s operating cash flow; pro forma leverage ratio; estimated annual revenues under contracts; expected synergies; contract visibility; opportunities, timing, expense and effects of the transaction; financial and operational performance and other attributes of Civeo following the completion of the transaction, and other statements that are not historical facts, are forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933). Forward-looking statements include words or phrases such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and words and phrases of similar import. The forward-looking statements included herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

With respect to forward-looking statements regarding estimated annual revenues under two Noralta contracts, such statements are subject to the risks of early termination of the contracts, failure to extend the contracts beyond their primary term, a decrease in demand under the contracts below Civeo’s expectations and other risks described below. One of such contracts extends through May 2019, with customer extension options through May 2022, and the second contract has a primary term through 2027, with early termination by the customer permitted starting in 2021.

Risks and uncertainties with respect to forward-looking statements included herein also include, among other things, the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect Civeo’s business and the price of its common shares, risks associated with the failure to satisfy the conditions to the consummation of the transaction, including the approval of Civeo’s issuance of shares by its shareholders and the receipt of certain governmental and regulatory approvals, risks associated with the ability of Civeo to successfully integrate Noralta’s operations, risks associated with the ability of Civeo to implement its plans, forecasts and other expectations with respect to Noralta’s business after the completion of the proposed transaction and to realize the anticipated synergies and cost savings in the time frame anticipated or at all, risks associated with the occurrence of any event, change or other circumstance that could give rise to the termination of the share purchase agreement, risks associated with the effect of the announcement or pendency of the transaction on Civeo’s or Noralta’s business relationships, operating results and business generally, risks that the proposed transaction disrupts current plans and operations of Civeo or Noralta and potential difficulties in employee retention as a result of the transaction, risks related to diverting management’s attention from Civeo’s and Noralta’s ongoing business operations, risks associated with any legal proceedings that may be instituted related to the share purchase agreement or the transactions contemplated thereby, risks associated with the general nature of the accommodations industry (including lower than expected room requirements), risks associated with the level of supply and demand for oil, coal, natural gas, iron ore and other minerals, including the level of activity and developments in the Canadian oil sands, the level of demand for coal and other natural resources from Australia, and fluctuations in the current and future prices of oil, coal, natural gas, iron ore and other minerals, risks associated with currency exchange rates, risks associated with Civeo’s redomiciliation to Canada, including, among other things, risks associated with changes in tax laws or their interpretations, risks associated with the development of new projects, including whether such projects will continue in the future, and other factors discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Civeo’s annual report on Form 10-K for the year ended December 31, 2016, subsequent quarterly reports on Form 10-Q and other reports Civeo may file from time to time with the U.S. Securities and Exchange Commission. Each forward-looking statement contained in this release speaks only as of the date of this release. Except as required by law, Civeo expressly disclaims any intention or obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Civeo. This communication relates to a proposed transaction between Civeo and Noralta that will become the subject of a proxy statement to be filed with the U.S. Securities and Exchange Commission (the “SEC”) that will provide full details of the proposed transaction and the attendant benefits and risk. This communication is not a substitute for the proxy statement or any other document that Civeo may file with the SEC or send to its shareholders in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CIVEO, NORALTA AND THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the proxy statement and other relevant documents (when they become available) may be obtained free of charge by accessing Civeo’s website at www.Civeo.com by clicking on the “Investors” link, or upon written request to Civeo, 333 Clay Street, Suite 4980, Houston, Texas 77002, Attention: Investor Relations. Shareholders may also read and copy any reports, statements and other information filed by Civeo with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Civeo and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the transaction under the rules of the SEC. Information regarding Civeo’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on February 23, 2017, and in its definitive proxy statement filed with the SEC on April 10, 2017 in connection with its 2017 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Civeo’s proxy statement and other relevant materials to be filed with the SEC when they become available. Investors should read the proxy statement and other relevant documents carefully when they become available before making any voting or investment decisions.

NORALTA LODGE LTD. EBITDA RECONCILIATION (in millions of Canadian dollars) (unaudited) (Prepared under Canadian Accounting Standards for Private Enterprises (ASPE))

TWELVE MONTHS ENDED AUGUST 31, 2017

EBITDA (1)	$71

(1) The term EBITDA is defined as net income plus interest, taxes, depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation from or as a substitute for net income or cash flow measures prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity. Additionally, EBITDA may not be comparable to other similarly titled measures of other companies or as calculated based on measures prepared in accordance with U.S. generally accepted accounting principles. EBITDA has been included as a supplemental disclosure because management believes that EBITDA provides useful information regarding the combined company's ability to service debt and to fund capital expenditures and provides investors a helpful measure for comparing Noralta's operating performance with the performance of other companies that have different financing and capital structures or tax rates.

The following table sets forth a reconciliation of EBITDA to net income, which is the most directly comparable measure of financial performance calculated under ASPE (in millions) (unaudited):

TWELVE MONTHS ENDED AUGUST 31, 2017

Net income	$32
Income tax expense	13
Depreciation and amortization	19
Gain on extinguishment of debt	(7)
Interest expense	14
EBITDA	$71